FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 2 December 2004

National Income Securities

The Board of the National today agreed to include a resolution in the Notice of Annual General Meeting seeking the approval of shareholders to allow the National to buy back the National Income Securities (NIS).

The NIS were issued in 1999 (ASX Security Code NABHA) at a par value of $100 with an interest coupon of the 90 Day Bank Bill Rate plus 1.25% per annum paid quarterly.  They qualify as Tier 1 capital.

As disclosed in the prospectus and the related ASX filings, at any time after 29 June 2004 the NIS can be bought back at their par value of $100 plus any unpaid accrued interest to the date of repayment.

As part of the National’s ongoing capital management such a buy back may enable the National to replace the National Income Securities with a more efficient and cost-effective source of capital.  This reflects developments in the capital markets, and will be a benefit to all shareholders.

No decision to buy back the NIS has been taken, but this could occur at any time after shareholder approval is obtained, subject to obtaining the consent of the Australian Prudential Regulation Authority (APRA).

A copy of the National Income Securities prospectus can be view at www.nabgroup.com in the Shareholder Services section.

The Notice of Annual General Meeting will be posted to shareholders in mid December 2004 and the meeting will be held on 31 January 2005.

For further information:

Brandon Phillips	Samantha Evans
Group Manager	Group Communications Adviser
Group Corporate Relations	Group Corporate Relations
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Callum Davidson
Head of Group Investor Relations
03 8641 4964 work
0411 117 984 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date:	2 December 2004	Title:	Associate Company Secretary